P.E. 12/31/01

0-30308

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2001

Commission File No.: **0-30308**

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

By: Thomas W. Beattie
Vice President, Corporate Development

Date: January 4, 2002

CRG

CANABRAVA DIAMOND CORPORATION
SOUTHWESTERN RESOURCES CORP.

CANABRAVA CLOSES A
$740,000 FINANCING

December 28, 2001

Vancouver, B.C. - **Canabrava Diamond Corporation (CNB–CDNX)** ("Canabrava") announced that the proposed private placement disclosed on December 10, 2001 has now closed and it has received gross proceeds of $740,000. Subscribers elected to purchase 800,000 flow through common shares at $0.25 per share and 2,160,000 non-flow through units at $0.25 per unit.

Each unit consisted of one non-flow through common share and one-half of a non-flow through common share purchase warrant. Each whole share purchase warrant entitles the holder to buy one non-flow through common share for $0.30 within 12 months after closing.

Haywood Securities Inc. acted as agent for the financing and was paid a commission of 7.5% of gross proceeds from the sale of the shares and units and received 296,000 broker warrants. Each broker warrant will entitle the holder to purchase one non-flow through common share at a price of $0.30 within 12 months after closing.

Net proceeds from the sale of the private placement will be used for ongoing exploration and development programs in Canada and Brazil, subject to flow through funding expenditure requirements.

Southwestern Resources Corp. (SWG-T) was one of the private placees and purchased 2,000,000 units at $0.25 per unit from Canabrava. In a separate transaction announced yesterday, Southwestern sold 2,000,000 free trading shares of Canabrava through the facilities of the Canadian Venture Exchange. Southwestern now owns 19,980,550 shares of Canabrava, representing 42.6% of its outstanding shares. Southwestern has no current intention to increase the beneficial ownership, control or direction of Canabrava, other than through the exercise of warrants.

Canabrava Diamond Corporation is actively exploring for diamonds in Brazil and Canada both independently and through major joint ventures with Kennecott Canada Exploration Inc., SouthernEra Resources Limited, Navigator Exploration Corp. and Majescor Resources Inc. The Company is 42.6% owned by Southwestern Resources Corp.

For more information please contact:
Rory O. Moore, President
George H. Read, VP Exploration
Canabrava Diamond Corporation
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
tel. (604) 669 2525 – fax (604) 688 5175
e-mail: info@canabrava.ca
web site: http://www.canabrava.ca

For more information please contact:
John G. Paterson, President
Thomas W. Beattie, VP Corporate Development
Southwestern Resources Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
tel. (604) 669 2525 – fax (604) 688 5175
e-mail: info@swgold.com
web site: http://www.swgold.com

SOUTHWESTERN RESOURCES SELLS 2 MILLION SHARES OF CANABRAVA DIAMOND

December 27, 2001

Vancouver, B.C. – Southwestern Resources Corp. (SWG-T) announced today that it has sold 2 million common shares of **Canabrava Diamond Corporation (CNB-CDNX)** at $0.25 per share through the facilities of the Canadian Venture Exchange.

Southwestern filed a Notice of Intention to Distribute Securities in Form 45-102F3 dated December 18, 2001 regarding its intent to sell Canabrava common shares. Southwestern now owns 17,980,550 common shares of Canabrava, representing 41% of Canabrava's outstanding shares.

In a separate transaction, Southwestern has agreed to purchase from Canabrava 2,000,000 units, each unit consisting of one common share and one-half of a common share purchase warrant. Canabrava is selling the units as part of a proposed private placement, previously announced on December 10, 2001, which private placement should close on December 28, 2001.

Southwestern Resources Corp. is a well-financed international exploration company exploring for precious and base metals in Peru, Chile, Argentina and China. Southwestern is also exploring for diamonds in Canada and Brazil through its 41% owned subsidiary, Canabrava Diamond Corporation.

Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of the Company. Actual results may differ materially from those currently anticipated in such statements.

-30-

For more information, please contact:
John G. Paterson, President or
Thomas W. Beattie, VP Corporate Development
Southwestern Resources Corp.
1650-701 West Georgia Street, Vancouver, B.C. V7Y 1C6, Canada
Tel. (604) 669-2525/Fax (604) 688-5175
Web site: http://www.swgold.com

Rory O. Moore, President or
George H. Read, Vice President Exploration
Canabrava Diamond Corporation
1650-701 West Georgia Street, Vancouver, B.C. V7Y 1C6, Canada
Tel. (604) 669-2525/Fax (604) 688-5175
Web site: www.canabrava.ca

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

Southwestern Implements New Share Purchase Program

December 19, 2001

Vancouver, B.C.- **Southwestern Resources Corp. (SWG-T)** today announced its intention to acquire up to 840,000 shares of the Company, less than 10% of the Company's public float, by purchasing its own shares through the facilities of The Toronto Stock Exchange at prevailing market prices. As The Exchange has accepted the Company's Notice of Intention to Make a Normal Course Issuer Bid, purchases may occur between December 27, 2001 and December 26, 2002.

Management is of the opinion that the shares of Southwestern are undervalued in the current market and current share prices do not reflect its strong balance sheet and portfolio of highly prospective exploration properties. The Company intends to hold all shares acquired under the issuer bid for possible resale at a later date.

Directors and senior officers of the Company are not aware of any previously undisclosed material changes or plans or proposals for material changes in the affairs of the Company, nor do any of them have the present intention to sell shares of the Company during the Normal Course Issuer Bid.

The Company is limited, pursuant to the policies of The Toronto Stock Exchange on issuer bids, to purchase not more than 267,144 shares (2% of the Company's 13,357,212 issued and outstanding shares as calculated by the TSE) during any 30-day period. Shares purchased pursuant to the Normal Course Issuer Bid by the Company will be acquired at a price that is not higher than the last independent trade of a board lot of common shares of the Company.

Pursuant to the Company's various share purchase programs, the latest of which will expire on December 26, 2001, the Company currently owns 466,000 of its shares purchased through the facilities of The Toronto Stock Exchange.

Southwestern Resources Corp. is a well-financed international exploration company exploring for precious and base metals in Peru, Chile, Argentina and China. Southwestern Gold is also exploring for diamonds in Canada and Brazil through its 45.6% owned subsidiary, Canabrava Diamond Corporation.

Some of the statements in this news release contain forward-looking information which involves inherent risk and uncertainty affecting the business of the Company. Actual results may differ materially from those currently anticipated in such statements.

-30-

For more information, please contact:
George H. Plewes, Chairman or John G. Paterson, President
Southwestern Resources Corp.
1650-701 West Georgia Street, Vancouver, B.C. V7Y 1C6, Canada
Tel. (604) 669-2525/Fax (604) 688-5175
Web site: http://www.swgold.com

BC FORM 55-901F (Previously Form 36)

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. All information contained in this form will be made available to the public. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SOUTHWESTERN RESOURCES CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 1

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 03 / 12 / 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Southwestern Resources Corp.

GIVEN NAMES:

NO. STREET APT: 701 West Georgia St. #1650

CITY: Vancouver

PROV.: British Columbia POSTAL CODE: V7Y 1C6

BUSINESS TELEPHONE NUMBER: 604 - 669 - 2525

BUSINESS FAX NUMBER: 604 - 688 - 5175

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☒ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☒ ALBERTA
- ☒ BRITISH COLUMBIA
- ☐ FEDERAL
  - ☐ BANK ACT
  - ☐ CCAA
  - ☐ ICA
  - ☐ TLCA
  - ☐ CBCA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☒ ONTARIO
- ☐ QUEBEC
- ☐ SASKATCHEWAN
- ☐ UNITED STATES
  - ☐ NASDAQ
  - ☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE (DAY / MONTH / YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
common	451,200	03/12/01	22	1,000		265		452,200	D	
	452,200	04/12/01	22	1,500		265		453,700	D	
	453,700	05/12/01	22	1,700		265		455,400	D	
	455,400	06/12/01	22	2,500		265		457,900	D	
	457,900	07/12/01	22	2,000		265		459,900	D	
	459,900	10/12/01	22	1,100		265		461,000	D	
	461,000	13/12/01	22	1,000		265		462,000	D	

BOX 6. REMARKS

ATTACHMENT ☒ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act.* The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

FIN 55-901F Rev. 2001 / 4 / 19

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Thomas W. Beattie, VP, Corp. Development

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 17 / 12 / 01

Page 1 of 2

BC FORM 55-901F (Previously Form 36)

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. All information contained in this form will be made available to the public. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SOUTHWESTERN RESOURCES CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: [ ] [ ] [ ] [ ]

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): __ / __ / __

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR): __ / __ / __

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Southwestern Resources Corp.

GIVEN NAMES:

NO. / STREET / APT: 701 West Georgia St. #1650

CITY: Vancouver

PROV.: British Columbia POSTAL CODE: V7Y 1C6

BUSINESS TELEPHONE NUMBER: 604-669-2525

BUSINESS FAX NUMBER: 604-688-5175

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [X] YES [ ] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA
[X] BRITISH COLUMBIA
[ ] FEDERAL
[ ] BANK ACT
[ ] CCAA
[ ] ICA
[ ] TLCA
[ ] CBCA
[ ] MANITOBA
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA
[X] ONTARIO
[ ] QUEBEC
[ ] SASKATCHEWAN
[ ] UNITED STATES
[ ] NASDAQ
[ ] SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY/MONTH/YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
common	462,000	14/12/01	22	3,000		2.66		465,000	D	

ATTACHMENT [ ] YES [ ] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

FIN 55-901F Rev. 2001 / 4 / 19

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Thomas W. Beattie, VP, Corp. Development

SIGNATURE:

DATE OF THE REPORT (DAY / MONTH / YEAR): 17/12/01

BC FORM 55-901F (Previously Form 36)

INSIDER REPORT

(See Instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. All information contained in this form will be made available to the public. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SOUTHWESTERN RESOURCES CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: ☐ ☐ ☐ 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 17 12 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR): ____

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Southwestern Resources Corp.

GIVEN NAMES:

NO. STREET APT: 701 West Georgia St. #1650

CITY: Vancouver

PROV.: British Columbia POSTAL CODE: V7Y 1C6

BUSINESS TELEPHONE NUMBER: 604 - 669 - 2525

BUSINESS FAX NUMBER: 604 - 688 - 5175

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☒ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☒ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☐ UNITED STATES
☐ NASDAQ
☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	465,000	12 12 01	22	1500		2 60		466,500	D	
	466,500	17 12 01	22	1000		2 65		467,500	D	
	467,500	18 12 01	22	5400		2 65		472,900	D	
	472,900	20 12 01	22	1100		2 65		474,000	D	
	474,000	21 12 01	22	2900		2 65		476,900	D	
	476,900	27 12 01	22	1000		2 65		477,900	D	
	477,900	27 12 01	22	2300		2 60		480,200	D	

ATTACHMENT ☒ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

FIN 55-901F Rev. 2001 / 4 / 19 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Thomas W. Beattie, VP, Corp. Development

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 03 01 02

BC FORM 55-901F (Previously Form 36)

INSIDER REPORT

(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SOUTHWESTERN RESOURCES CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: [ ] [ ] [ ] [ ]

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR):
OR
IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Southwestern Resources Corp.

GIVEN NAMES:

NO. / STREET: 701 West Georgia St. APT: #1650

CITY: Vancouver

PROV.: British Columbia POSTAL CODE: V7Y 1C6

BUSINESS TELEPHONE NUMBER: 604 - 669 - 2525

BUSINESS FAX NUMBER: 604 - 688 - 5175

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [X] YES [ ] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA
[X] BRITISH COLUMBIA
[ ] FEDERAL
[ ] BANK ACT
[ ] CCAA
[ ] ICA
[ ] TLCA
[ ] CBCA
[ ] MANITOBA
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA
[X] ONTARIO
[ ] QUEBEC
[ ] SASKATCHEWAN
[ ] UNITED STATES
[ ] NASDAQ
[ ] SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
common	480,200	28	12	01	22	2000		2 65		482,200	D	
	482,200	28	12	01	22	1000		2 64		483,200	D	
	483,200	28	12	01	22	3000		2 60		486,200	D	
	486,200	31	12	01	22	900		2 60		487,100	D	

ATTACHMENT [ ] YES [ ] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

FIN 55-901F Rev. 2001 / 4 / 10

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Thomas W. Beattie
VP, Corp. Development

SIGNATURE:

DATE OF THE REPORT (DAY / MONTH / YEAR): 03 / 01 / 02

FORM: 1 | Company Name: SOUTHWESTERN RESOURCES CORP. Stock Symbol: SWG-T

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		16,458,596
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion		
	Other Issuance (provide description):		
SUBTRACT:	Issuer Bid Purchase **(see attachment)**		487,100
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		15,971,496

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		N/A
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: Pre-Plan

Stock Options Outstanding — Opening Balance	**604,500**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	

Stock Option Outstanding — Closing Balance	**604,500**

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: Post-Plan

Stock Options Outstanding — Opening Balance	**1,181,500**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	
Stock Option Outstanding — Closing Balance					**1,181,500**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM:	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		5,500
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**5,500**

All information reported in this Form is for the month of December, 2001.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Thomas W. Beattie
PHONE / EMAIL	(604) 669 2525 - tbeattie@swgold.com
DATE	January 3, 2002

SOUTHWESTERN RESOURCES CORP.

BY FACSIMILE (416) 947 4398
ORIGINAL TO FOLLOW BY MAIL

January 3, 2002

The Toronto Stock Exchange
Attention: Issuer Bid Reporting, Market Policy Section
2 First Canadian Place
Toronto, ON M5X 1J2

Dear Sirs:

Re: Southwestern Resources Corp. (SWG-T)

Pursuant to The Exchange s Policy regarding Normal Course Issuer Bids, we are pleased to report the following transactions:

Dates of purchases	# of shares purchased	Average price paid $	Status of shares
December 3, 2001	1,000	2.65	Hold for possible resale
December 4, 2001	1,500	2.65	Hold for possible resale
December 5, 2001	1,700	2.65	Hold for possible resale
December 6, 2001	2,500	2.65	Hold for possible resale
December 7, 2001	2,000	2.65	Hold for possible resale
December 10, 2001	1,100	2.65	Hold for possible resale
December 12, 2001	1,500	2.65	Hold for possible resale
December 13, 2001	1,000	2.65	Hold for possible resale
December 14, 2001	3,000	2.65	Hold for possible resale
December 17, 2001	1,000	2.65	Hold for possible resale
December 18, 2001	5,400	2.65	Hold for possible resale
December 20, 2001	1,100	2.65	Hold for possible resale
December 21, 2001	2,900	2.65	Hold for possible resale
December 27, 2001	3,300	2.62	Hold for possible resale
December 28, 2001	6,000	2.63	Hold for possible resale
December 31, 2001	900	2.60	Hold for possible resale
Total shares purchased during December 2001	**35,900**		

Southwestern has purchased, to date, a total of **505,200** shares under the Plan which ended December 26, 2001, **10,200** under the current plan (which commenced December 27, 2001) and holds 487,100 shares for possible resale.

Should you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

SOUTHWESTERN RESOURCES CORP.

Thomas W. Beattie
Vice President, Corporate Development

#1650-701 West Georgia St., P.O. Box 10102, Vancouver B.C., Canada V7Y 1C6
Telephone (604) 669-2525 *Fax* (604) 688-5175 *Web Site*: www.swgold.com

Olga Huntly
Regulatory Coordinator
Regulatory and
Market Policy

TSE Regulation Services

Toronto Stock Exchange
The Exchange Tower
130 King Street West
Toronto, ON Canada M5X 1J2

Tel: 416.947.4518
Fax: 416.947.4398
ohuntly@tsers.com

December 20, 2001

Southwestern Resources Corp.
701 West Georgia Street
Suite 1650
Vancouver, British Columbia
V7Y 1C6

Attention: Thomas W. Beattie

Dear Sirs/Mesdames:

Re: Southwestern Resources Corp.
Normal Course Issuer Bid
December 27, 2001 to December 26, 2002

This letter will confirm acceptance by the Exchange of the Notice of Intention to make a normal course issuer bid. This acceptance is effective as of December 19, 2001.

Prior to commencing purchases, please review the Exchange's Policy Statement on Normal Course Issuer Bids (the "Policy Statement") in order to ensure compliance therewith. A provision that should be noted in particular is the prohibition against purchasing more than 2% of the outstanding shares in any 30 day period.

The Policy Statement also requires that purchases pursuant to the bid must be reported to the Exchange within 10 days of the end of the month in which they were made. Nil reports are not required. Reports are to be addressed to:

The Toronto Stock Exchange
Issuer Bid Reporting
Regulatory and Market Policy
3rd Floor
The Exchange Tower
2 First Canadian Place
Toronto, Ontario
M5X 1J2

Reports must be received by Regulatory and Market Policy no later than the 10th of the month. If it is not possible to mail the report so that it is received by the deadline, please fax it to (416) 947-4398, Attention: Secretary, Market Policy.

Reports must include the following:

(i) dates of purchases;

(ii) total number of shares purchased in the month;

(iii) average price paid;

(iv) statement as to whether the shares have been cancelled, reserved for issuance or otherwise dealt with; and

(v) total number of shares purchased under the bid to date.

This reporting requirement may be delegated to the issuer's broker appointed to make the purchases under the bid. It should be noted that the issuer always bears the ultimate responsibility for compliance with the above reporting requirement whether it files reports directly or has its broker file reports on its behalf.

Violations of the reporting requirement set out above or any other provisions of the Policy Statement may result in withdrawal of Exchange approval for the bid and such other action as considered appropriate by the Exchange.

In addition, Insider Reports must be filed with the Ontario Securities Commission and other relevant securities authorities.

Enclosed is our receipt in the amount of $1,070.00 of the applicable filing fee.

Yours truly,

O. M-Huntly

Olga Huntly

Encl.

The Toronto Stock Exchange

Southwestern Resources Corp.
701 West Georgia Street
Suite 1650
Vancouver, British Columbia
V7Y 1C6

December 20, 2001

RE: Southwestern Resources Corp.

Received in respect of filing fee for normal course issuer bid......................	$1,000.00
G.S.T...	$70.00
TOTAL...	$1,070.00

G.S.T. Registration Number : 10525 5327 RT

E.&O.E.